J.P. Galda & Co.

Attorneys-at-Law

40 East Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

January 3, 2022

VIA EDGAR

US Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549-4561

Attention: Ms. Cheryl Brown and Ms. Karina Dorin

Re:	Bunker Hill Mining Corp.
Registration Statement on Form S-1
Filed Novemer 22, 2021
File No. 333-261259

Dear Ms. Brown and Ms. Dorin:

On behalf of Bunker Hill Mining Corp. (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement filed on November 22, 2021 (the “Registration Statement”) contained in your letter dated December 3, 2021 (the “Comment Letter”), the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.

For your convenience, our responses are numbered to reference the corresponding numbered comment in the Comment Letter.

1. We have corrected the previously inconsistent references to the number of shares being sold and have included on the outaide cover page of the Registration Statement.

2. We have eliminated the incorporation by reference and provided full disclosure throughout.

3. The opinion letter filed as Exhibit 5.1 has been corrected.

We trust that the amended Registration Statement is fully responsive to the Staff’s comments. We would appreciate confirmation or additional comments at your earliest convenience..

Sincerely,

J.P. Galda